FILED
SECRETARY OF STATE
SAM REED

DECEMBER 22, 2011

STATE OF WASHINGTON

12/23/11 2089516-002
$80.00 R #064812_324662535
tid: 2230905

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION OF CLEARSIGN COMBUSTION CORPORATION

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation;

1. The name of the corporation is ClearSign Combustion Corporation.

2. Paragraph 2.1 of Article 2 is hereby amended and restated in its entirety to read as follows:

2.1 Authorized Capital

The total number of shares which this corporation is authorized to issue is 64,500,000 consisting of two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of Common Stock that this corporation shall have the authority to issue is 62,500,000 shares, each with a par value of $0.0001. The total number of shares of Preferred Stock that this corporation shall have the authority to issue is 2,000,000 shares, each with a par value of $0.0001. The Common Stock and the Preferred Stock are sometimes referred to as the "Authorized Shares." At the effective time of these Articles of Amendment, every outstanding share of this corporation's Common Stock shall be split into 1.25 shares of Common Stock, par value $0.0001 per share (the "Stock Split"). No fractional shares of Common Stock shall be issued in the Stock Split; instead, shareholders who would otherwise be entitled to fractional shares shall receive a whole share in lieu of such fraction.

3. The date of adoption of such amendment was December 21, 2011.

4. The amendment was duly approved by the Board of Directors pursuant to RCW 23B.10.020; shareholder action was not required.

Dated: December 21, 2011

CLEARSIGN COMBUSTION CORPORATION

By: ______________________
Richard Rutkowski, Chief Executive Officer and President